UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press release, dated July 27, 2023	4

Page 1 of 5 Half year 2023 Results Grifols delivers 15% revenue growth, accelerates margin expansion in Q2 and raises guidance for FY23 1234 Barcelona, Spain, July 27, 2023 - Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, reported strong financial results in the first half of 2023. The company has accelerated progress on its strategic objectives toward achieving operational excellence, whilst deleveraging and creating value for all stakeholders. Thomas Glanzmann, Grifols’ Executive Chairman and CEO, commented: “We have delivered a strong performance in the second quarter, exceeding guidance. The revenue and profit growth reflect Grifols’ solid fundamentals as momentum continues to build from successfully executing on our commitments. The deployment of our Operational Improvement Plan is already bearing fruit, driving profitability and further margin expansion. We are making significant progress toward achieving our key priorities, enabling us to raise guidance for the second time this year as we continue to accelerate the company’s turnaround strategy. Grifols is well positioned for continued success, supported by our sound business model, strong financial discipline and commercial execution, and underpinned by our innovative pipeline and strengthened performance culture.” 1 Operating or constant currency (cc) excludes changes rate variations reported in the period 2 Compared to 2022 full year figures, before the effect of inflation 3 Jun’23 YTD vs. Jun’22 YTD (excl. Biotest) 4 Jun’23 vs. July’22 (U.S. data) 5 Leverage ratio consistently calculated based on the credit facilities agreement and including Biotest • Total revenue increases to EUR 3,225 million (+14.8%; +13.1% cc1 ) in the first six months of the year, driven by Biopharma • Adjusted EBITDA margin of 22.2% exceeds guidance, reaching EUR 655 million driven by 23.4% margin in the second quarter (excl. Biotest) • Achieved 100% deployment of EUR 450 million2 annualized cash cost savings plan • Plasma supply growth accelerates to +12%3 , while cost per liter (CPL) declines by 20%4 supporting further margin expansion • Reported net income returns to profit and reaches EUR 52 million in Q2’23 and stands at EUR (56) million in 1H’23, impacted by the EUR 140 million one-time restructuring costs (both incl. Biotest). Adjusted net income of EUR 114 million (EUR 89 million in 2Q’23). • Leverage ratio of 6.9x5 , with commitment to reduce to 4.0x by end of 2024 • Completed 7 innovation milestones set for the first half of the year and on track to achieve the remaining 5 in the second half • 2023 revenue guidance increases to 10-12% (incl. Biotest). Adjusted EBITDA margin guidance further improves to 24% for the full year (excl. Biotest), leading to an adjusted EBITDA of EUR 1,400-1,450m (incl. Biotest)

Page 2 of 5 Business performance Total revenue grew 13.1% cc (+14.8% on a reported basis) compared to the first half of 2022, reaching EUR 3,225 million. The second quarter delivered growths for Biopharma, Diagnostic and Bio Supplies triggering a total growth of 8.8% cc (+7.8%) up to EUR 1,664 million. Excluding Biotest, revenue totaled EUR 2,968 million year-to-date; +7.7% cc; +9.4%. Biopharma revenue grew by 14.9% cc (+16.7% on a reported basis) to EUR 2,698 million in the first half of the year and by 10.0% cc (+9.1%) to EUR 1,408 million in the second quarter. The main drivers were robust underlying demand for key proteins, solid plasma supply, and a favourable pricing and product mix. Sales of immunoglobulin, Grifols’ flagship product, grew by 13.6% cc, backed by subcutaneous immunoglobulin (SCIG) Xembify® ’s +25.9% cc growth. Grifols Biopharma revenue, excluding Biotest, grew by 8.4% cc (+10.2%), reaching EUR 2,441 million year-to-date. Grifols is further strengthening its immunoglobulin franchise through a strategy focused on the immunodeficiency market – which comprises the highest-growth primary (PI) and secondary (SID) indications – while maintaining leadership in neurology and acute care. The company aims to continue growing its franchise in the U.S. and prioritize other select countries, while accelerating the adoption of Xembify® .. The company initiated its commercialization in Europe in June. Diagnostic recorded revenue of EUR 341 million in the first half of 2023, a year-on-year increase of 3.0% cc (+3.7% on a reported basis), and EUR 165 million in the second quarter with a growth of 5.1% cc (+3.3%). Blood typing solutions’ positive performance (+7.0% cc YTD) was noteworthy across key regions. Excluding the commercial true-up of EUR 19 million in recombinant proteins, adjusted revenue declined by 2.4% cc (-2.1% reported) year-to-date. Bio Supplies grew by 53.9% cc (+57.2% on a reported basis) to EUR 83 million, and by 41.1% cc (+40.1%) to EUR 40 million in the second quarter, leveraging the benefits of the Access Biologicals integration. Plasma supply and Cost per liter Grifols continues to increase plasma supply while effectively reducing its cost per liter (CPL), supporting further margin expansion. Plasma supply increased by 12% and cost per liter declined by 20% in June compared to the peak in July’22, sequentially improving from the 15% reported in March. The main levers have been the reduction in donor commitment compensation, which stabilized in the second quarter, and the optimization of the plasma-center network. Going forward, the reduction of other plasma costs, streamlined operations and overhead, lean processes, and digitalization, is expected to lead to further CPL improvement. The reduction of plasma costs is the result of the successful execution of the Operational Improvement Plan, which has now been 100% deployed. Grifols is on track to deliver the EUR 450 million annualized cash cost savings, of which most are related to initiatives to enhance plasma operations.

Page 3 of 5 Financial performance and leverage Gross margin increased to 37.6% (36.4% including Biotest) year-to-date. This was driven by a 38.5% margin (37.2% including Biotest) in the second quarter of 2023, up from 36.7% in the previous quarter. The company is beginning to recognize in the P&L the benefits from the CPL decline that started in the third quarter of 2022. Based on the nine-month lag of the industry’s inventory accounting, the CPL improvement will lead to a further sequential margin expansion in the second half of 2023 and FY24. Adjusted EBITDA reached EUR 655 million (EUR 659 million including Biotest) in the first six months of the year, representing a 22.2% margin, driven by a 23.4% margin in the second quarter (20.6% and 21.7% including Biotest, respectively), reflecting a significant sequential improvement from 21.0% in the first quarter. This rebound was supported by the growth of all Business Units led by Biopharma, cash cost savings from the Operational Improvement Plan, and operational leverage. Adjusted EBITDA excludes EUR 135 million of one off charges, including mainly the EUR 140 million of one-time restructuring costs recognized in the first quarter of the year. Adjusted net income totalled EUR 114 million (EUR 89 million in second quarter), including Biotest. Reported EBITDA stood at EUR 520 million year-to-date and EUR 346 million in the second quarter (EUR 524 million and EUR 351 million including Biotest, respectively). Reported net profit totalled EUR 70 million in the second quarter and contributes to a first half of the year standing at EUR (11) million (EUR 52 million and EUR (56) million including Biotest, respectively). Grifols reiterates its commitment to deleveraging its balance sheet, with its leverage ratio standing at 6.9x in the first half of 2023 and remains on track to reach the target of 4.0x by the end of 2024. Organic EBITDA improvement is expected to be the major lever, while the company is working with the intent to close one deleveraging transaction by year-end. Excluding the impact of IFRS 1665net financial debt totalled EUR 9,421.5 million. As of June 30, 2023, Grifols had a liquidity position of EUR 1,162 million and a cash position of EUR 523 million. Innovation Grifols continued the solid progression of its innovation pipeline, with the company meeting 7 milestones in the first half of 2023, highlighting the finalization of the enrolment of both the PRECIOSA and SPARTA studies in the second quarter of the year. Moreover, Biotest trials continue to advance significantly. Noteworthy milestones achieved include the initiation of Trimodulin ESsCAPE trial study, with the first sites active, and the Yimmugo® BLA FDA submission. In parallel, all milestones expected for the second half of the year are progressing as expected. 6 As of June 2023, the impact of IFRS 16 on total debt is EUR 991.0 million

GRIFOLS

Raised guidance for 2023

	Period	Previous	New
REVENUE (at cc)			
Total revenue growth (incl. Biotest)	FY23	8-10%	10-12%
Biopharma revenue growth (incl. Biotest)	FY23	10-12%	12-14%
EBITDA			
Adjusted Margin (excl. Biotest)	H1'23	21%+	22.2%+ ✓
	H2'23	23-25%	24-25%
	FY23	22-24%	24%
Adjusted (incl. Biotest)	FY23	EUR 1.4bn+	EUR 1,400-1,450m
Proforma annualizing savings (excl. Biotest)	FY23	EUR 1.7bn+ 27-28%	EUR c.1,750m 28-29%

CONFERENCE CALL

Grifols will host a conference call at 2.30pm CET / 8.30am EST on Thursday, July 27, 2023 to discuss its Q2'23 financial results, as reflected in the Company's Q2'23 Results Presentation.

To listen to the webcast and view the Q2'23 Results Presentation, please click on Q2 2023 Results Participants are advised to register in advance of the conference call.

The transcript and webcast replay of the call will be available on our web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call.

INVESTORS:
Grifols Investors Relations & Sustainability
inversores@grifols.com - investors@grifols.com
sostenibilidad@grifols.com - sustainability@grifols.com
Tel. +34 93 571 02 21

MEDIA CONTACTS:

Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02	
Spain Duomo Comunicación Tel.: +34 91 311 92 89 – +34 91 311 92 90 Raquel Lumbreras (M. +34 659 572 185) Raquel_lumbreras@duomocomunicacion.com Borja Gómez (M. +34 650 402 225) Borja_gomez@duomocomunicacion.com	**International** FGS Global Email: Grifols@fgsglobal.com Tel.: +44 20 7251 3801 Charles.Obrien@fgsglobal.com James.Gray@fgsglobal.com

Page 4 of 5

Page 5 of 5 About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries. Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 24,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership. In 2022, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Q2 2023 Results July 27, 2023 Successfully Executing and Delivering on Commitments

Q2 2023 Results - 2 - Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Forward-Looking Statements This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. NON-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Financial Statements. Legal Disclaimer

Q2 2023 Results - 3 - 1. Our Turnaround Strategy 2. Performance by Business Unit 3. Group Financial Performance Table of Contents 4. Final Remarks 5. Annex

Q2 2023 Results - 4 - Turnaround Strategy Successfully Executing and Delivering on Commitments Strong first half of 2023 backed by excellent execution, financial discipline and reinforced performance culture Operational performance • Double-digit revenues growth driven by Biopharma • Adjusted EBITDA margin of 22.2% (23.4% in Q2’23) • Operational improvement plan 100% deployed, leading to EUR 450m+ cash cost savings • Plasma supply and cost per liter continue to gain momentum Guidance • Revenues and adjusted EBITDA margin exceeded H1’23 guidance • Raised H2’23 and FY23 guidance for revenues and adjusted EBITDA Deleveraging • Leverage ratio continues to decline as EBITDA improves • Committed to 4x leverage ratio by end-2024 • Several workstreams in process Sustainable growth Margin expansion Optimized capital allocation Towards achieving our goals

Q2 2023 Results - 5 - 1. Our Turnaround Strategy 2. Performance by Business Unit 3. Group Financial Performance Table of Contents 4. Final Remarks 5. Annex

Performance by Business Unit

Revenue Growth Driven by Biopharma

(EUR in millions)



+14.8%
(incl. Biotest)
+9.4%
(excl. Biotest)
+13.1% cc
(incl. Biotest)
+7.7% cc
(excl. Biotest)
+8.4% cc
+3.0% cc
+53.9% cc
-18.1% cc
2,810
98
2,712
185
10
28
14
160
3,179
258
2,921
46
3,225
257
2,968
H1 2022
Biopharma
Diagnostic
Bio Supplies
Others & Intersegments
Biotest
H1 2023 (cc)
FX
H1 2023

	H1 2023		
	Grifols excl. Biotest	Biotest	Grifols incl. Biotest
Revenues	2,968	257	3,225
% growth	*+9.4%*	*+161.6%*	*+14.8%*
% growth at cc	*+7.7%*	*+162.5%*	*+13.1%*
Biopharma	2,441	257	2,698
% growth	*+10.2%*	*+161.6%*	*+16.7%*
% growth at cc	*+8.4%*	*+162.5%*	*+14.9%*
Diagnostic	341	-	341
% growth	*+3.7%*	-	*+3.7%*
% growth at cc	*+3.0%*	-	*+3.0%*
Bio Supplies	83	-	83
% growth	*+57.2%*	-	*+57.2%*
% growth at cc	*+53.9%*	-	*+53.9%*
Others	103	-	103
% growth	*-10.9%*	-	*-10.9%*
% growth at cc	*-11.7%*	-	*-11.7%*

Q2 2023 Results - 6 - GRIFOLS

*Performance by Business Unit | **Biopharma** (excl. Biotest)*

Key Plasma Proteins Show Significant Growth Led by Immunoglobulin

Q2'23	*H1'23*
+7.3% cc	**+8.4% cc**
+6.3%	+10.2%

Revenue performance by business line in H1'23 (at cc)

Business line	Growth	Drivers
55-60% of revenues IG	+13.6%	• Strong demand and positive pricing in the U.S. Important uptick in sales growth ex-U.S. • Higher Xembify® (SCIG) demand in the U.S.
10-15% of revenues Albumin	+5.1%	• Favorable pricing and higher demand in China and RoW • Partially offsetting lower demand in the U.S.
25-30% of revenues Alpha-1 & Specialty proteins	+0.3%	• Higher alpha-1 volume in the U.S., partially offsetting lower volume in some European countries • Strong anti-rabies' performance driven by higher demand and favorable customer mix in the U.S. • Lower pdFVIII demand in U.S.

***Commercial** milestones*

- Initiation of Xembify® European commercialization, launched in Spain
- Repeat Use Procedure (RUP) for Xembify® to extend its registration for approval in 5 additional European countries (Denmark, Iceland, Norway, Poland and Portugal)
- Launch of direct-to-consumer Alpha-1 buccal swab in the U.S.
- Support Albumin in Egypt launch at EXCON congress; new Albumin license in Egypt
- Vistaseal™/Veraseal™ launch in Korea and Switzerland

Q2 2023 Results - 7 - GRIFOLS

Performance by Business Unit | Biopharma | *Immunoglobulin*

Strengthening Our IG Franchise to Support Future Performance

Strong IG outlook

€14bn+ market

High-single-digit long-term growth

Primary and secondary immunodeficiencies gaining momentum

9-10% growth *(2018-2025)*[1]

40-55% of IG market uses

Our growth strategy… and short-term catalysts (12-18 months)

1. Focus on continued growth in U.S. and key ex-U.S. countries
   - IG supply levels to meet customer demand
   - Increased focus on improving diagnosis and treatment rates

2. Focus on large unmet medical need in immunodeficiency market and accelerate Xembify®'s adoption
   - Launch of Xembify® pre-filled syringes
   - Launch of Xembify® bi-weekly dosing
   - Launch in Australia, Spain and other EU countries
   - Pursue new indications


~5%
Q2 2023 Xembify Grifols' IG share
Focus on accelerating adoption

3. Maintain leadership in neurology and acute care
   - Gamunex® market launch in New Zealand and Italy targeting CIDP
   - Gamunex® EU launch for new indication (MG severe exacerbation)
   - Gamunex® EU launch for new indication (measles indication)

[1] *Source: MRB Report Analysis of the 2018 IVIG/SCIG Market in the United States and 2025 Forecast*

Q2 2023 Results - 8 - GRIFOLS

Performance by Business Unit | Biopharma | *Innovation*

Achieved Innovation Milestones Expected in H1 and On Track for H2

Legend: ✓ Completed · ● (green) On track · ● (yellow) Moved

	Milestone	2023 timing		Status[1]	Details
New Product & Indication	Finalize enrollment of the PRECIOSA study	H1		Completed	Enrollment completed in May (410 subjects) following a successful acceleration plan (avg ~20 pt/mo in the last 12Mo)
	Alpha-1 AT 15% SC study advancement from single to repeat dose phase	H1		Completed	Progress within Ph1/2 study. Positive PK & Safety data for single dose enabled to move to repeat dose phase
	First patient enrolled and treated in Xembify® SID-CLL study	H1 (greyed)	H2	Moved	US first sites active. Accelerating Europe activation
	GIGA564 IND submission		H2	On track	IND preparation on track for submission
	GIGA2339 pre-IND submission		H2	On track	Pre-IND preparation on track to receive FDA guidance
Lifecycle Management	Final results of Xembify® bi-weekly dosing study	H1		Completed	Positive results. FDA Submission planned for Q3'23
	Final results of IVIG-PEG study	H1		Completed	Positive results
	Finalize enrolment of the SPARTA study	H1	H2 (greyed)	Completed	Ahead of schedule Enrolment completed in June (339 subjects)
Biotest	Trimodulin ESsCAPE trial study initiation	H1		Completed	First sites active
	Yimmugo® BLA FDA submission	H1		Completed	FDA submission completed in June
	Fibrinogen ADFIRST trial completed and top line study results		H2	On track	Enrollment close to completion
	Cytotect PreCyssion trial last patient expected		H2	On track	Enrollment ongoing

[1] *As of July 27, 2023*

Q2 2023 Results - 9 - GRIFOLS

Performance by Business Unit | *Diagnostic*

Blood Typing Solutions Driving Performance

Q2'23	H1'23 Reported	Adjusted
+5.1% cc	**+3.0% cc**	**-2.4% cc**
+3.3%	+3.7%	-2.1%

Revenue performance by business line in H1'23 (at cc)

Business line	Growth	Comments
55-60% of revenues NAT Donor Screening	-2.6%	• Extended agreement up to 20 years with CTS; impact on pricing • Partially offset by higher demand in Japan, Indonesia and Philippines • Important contract renewals and continued expansion in Ireland, Spain, South Africa, and Eastern Europe among other geographies
25-30% of revenues Blood Typing Solutions (BTS)	+7.0%	• Strong performance across regions, remarkably in U.S. on the back of contracts with large GPOs, IDNs, and commercial labs. • Double-digit growth in Argentina, Brazil, Indonesia, and the Middle East • Sales of Gel-card ramping up in volume and price
15-20% of revenues Recombinant proteins	+23.8% -11.3% adjusted	• Diagnostic company commercial true-up partially offset by lower joint business profits • Signed a 10-year supply agreement with Siemens

Commercial *milestones*

- Launch of AlphaID™ At Home Genetic Health Risk Service, the first-ever free direct-to-consumer program in the U.S cleared by FDA, to screen for genetic risk of alpha-1
- Signed a 10-year extension contract agreement with Licon, a Mexican company specializing in clinical diagnostics and transfusion medicine
- First IVDR certificates for our Diagnostic products classified in risk class D (highest level); includes al reagent red blood cells and some gel cards

Q2 2023 Results - 10 - GRIFOLS

Q2 2023 Results - 11 - Performance by Business Unit | Bio Supplies Integration of Access Biologicals Continues to Bear Fruit Plasma hyperimmune sales to third parties Bio Supplies Biopharma 50-55% of revenues Bio Supplies Diagnostic 25-30% of revenues 20-25% of revenues • Cell Therapy portfolio expansion through Access Biologicals acquisition and Leukopaks consolidation in EU • Grifols legacy business growth driven by new customers +38.6% +102.7% • Growth driven by broader portfolio from Access acquisition • Improved margins of Blood derived products related to operational optimization plan +45.3% • Higher sales due to phasing in existing contracts Revenue performance by business line in H1’23 (at cc) +40.1% +41.1% cc Q2’23 +57.2% +53.9% cc H1’23

Q2 2023 Results - 12 - Table of Contents 1. Our Turnaround Strategy 3. Group Financial Performance 4. Final Remarks 5. Annex 2. Performance by Business Unit

Group Financial Performance

Exceeded Revenue and EBITDA Guidance



Revenues *(H1'23)* incl. Biotest	€3,225m +14.8%; **+13.1% cc** ✓ (Biopharma +16.7%; +14.9% cc) ✓	*Exceeding previous FY23 guidance* +8-10% cc +10-12% cc
Adjusted EBITDA excl. Biotest	*Q2'23*: €356m, 23.4% *H1'23*: €655m, 22.2% ✓	*Exceeding H1'23 guidance* 21%+
Cash Flow Balance sheet	6.9x Leverage ratio[1] — €1.2bn Liquidity	Positive Adj. Oper. Cash Flow[2]
Plasma	+12% Plasma supply[3] — -20% Cost per liter (CPL)[4]	
Operational Improvement Plan	100% deployment of the EUR 450m+ annualized cash cost savings	

[1] Consistently calculated based on the credit facilities agreement and including Biotest; [2] Excluding EUR 84m restructuring cash out [3] Jun'23 YTD vs. Jun'22 YTD (excl. Biotest); [4] Jun'23 vs. July'22 (U.S. data)

Q2 2023 Results - 13 - GRIFOLS

Q2 2023 Results - 14 - Q2’22 Q3’22 Q4’22 Q1’23 Q2’23 Group Financial Performance Strong Second Quarter Supporting Sequential Financial Improvement • Backed by robust underlying demand, pricing and product mix led by SCIG • Mid-to-high single-digit growth driven by Biopharma, following solid plasma supply Revenue Leverage ratio1 939 1,040 1,174 1,220 1,272 21.1% 21.0% 20.3% 21.0% 23.4% 18.0% 19.0% 20.0% 21.0% 22.0% 23.0% 24.0% 25.0% 26.0% 27.0% 350.00 450.00 550.00 650.00 750.00 850.00 950.00 1050.00 1150.00 1250.00 1350.00 Adjusted EBITDA LTM (excl. Biotest) Adjusted EBITDA Margin quarterly (excl. Biotest) Q2’22 Q3’22 Q4’22 Q1’23 Q2’23 • Sequential Adj. EBITDA expansion supported by: – Strong business performance – Operational improvement plan driving cash cost savings – Operational leverage • Continuous commitment to debt reduction, targeting 4x leverage ratio by end of 2024 Operating performance (EUR in millions) Q2’22 Q3’22 Q4’22 Q1’23 Q2’23 1 Consistently calculated based on credit facilities agreement and incl. Biotest investment 5,108 5,417 5,703 5,880 5,960 4,044 4,355 4,644 4,795 4,871 3000.0 3500.0 4000.0 4500.0 5000.0 5500.0 6000.0 6500.0 Total revenue LTM (excl. Biotest) Biopharma revenue LTM (excl. Biotest) 9.0x 8.6x 7.1x 7.0x 6.9x LR (EUR in millions) +17% +35% -2.1x

Q2 2023 Results - 15 - Adjusted EBITDA Continues to Expand Driven by Biopharma Group Financial Performance | Adjusted EBITDA excl. Biotest H1’23 vs. H1’22 (EUR in millions) Note: the variations of Biopharma, Diagnostic and Bio Supplies refer only to Gross margin 78 135 Biopharma 11 Diagnostic 19 Bio Supplies 9 Opex 2 Reported EBITDA H1’23 Adjusted One offs EBITDA H1’23 Others 562 655 520 Adjusted EBITDA H1’22 20.7% Includes the EUR 140m restructuring charge, EUR (19)m one-off in Diagnostic revenues commercial true-up and EUR 14m transaction costs 22.2% +93m +17%

Q2 2023 Results - 16 - Group Financial Performance | Operational Improvement Plan Excellent Execution: 100% Deployment of the EUR 450m+ Annualized Cash Cost Savings Initiatives 75% of initiatives are plasma-related, triggering cash savings first and subsequently booked in the P&L, following the 9-months inventory accounting of the plasma industry Cash Flow (Cash cost savings) P&L (Cost savings) Total EUR 450m+1 EUR 160m EUR 75m EUR 290m+ EUR 55m+ H1’23 end-2023 end-2024 EUR 85m Acceleration of the initiatives’ deployment Plasma cost and operations EUR 340m Non-plasma costs EUR 110m 1 Compared to 2022 full year figures, before the effect of inflation Q4’22 EUR 235m EUR 395m EUR 160m

Q2 2023 Results - 17 - 84 89 94 99 104 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 -10% -15% -20% Base 100 Operational Improvement Plan Underpins Further Cost Per Liter Decline Group Financial Performance | Operational Improvement Plan Cost per liter (CPL) Note: all figures compared with July’22 peak; 20% taking Jun’23, 15% taking March’23 and 10% taking avg. Q4’22 (U.S. data) CPL decline driven by initiatives framed in the Operational Improvement Plan ✓ Reduction of donor commitment compensation ✓ Plasma-center network rationalization ✓ Staffing optimization Plasma supply growth +12% Jun’23 YTD vs. Jun’22 YTD Q2’23 105 90 100 95 85 ✓ Reduction of other plasma costs resulting from process optimization, streamlined operations and overheads, lean processes and digitalization Main drivers as of H1’23 Main drivers going forward

Q2 2023 Results - 18 - 84 89 94 99 104 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Base 100 Lower Cost per Liter Drives Incremental Margin Expansion Group Financial Performance | Operational Improvement Plan Cost per liter (CPL) Adjusted Gross Margin Biopharma (excl. Biotest) Graph for illustrative purposes from Q2’23 onwards 9-month lag to gross margin impact mostly coming into the P&L in 2024 105 90 100 95 85 Q2’23 Q3’23 Q4’23 250bps+ in H2’23 vs. H1’23 CPL Gross margin

Group Financial Performance | *Leverage Ratio*

EBITDA Improvement and Transactions Support Deleveraging Path

Roadmap to **deleveraging**[1]
(Leverage ratio)


~70%
of the deleveraging path
~30%
of the deleveraging path
7.1x
0.2x
6.9x
1.9x
5.0x
1.0x
4.0x
FY22
Deleverage path H1'23
LTM H1'23
Operational Improvement Plan/ EBITDA organic improvement
Deleveraging transactions
FY24E

Levers

1. Operational Improvement Plan
   EUR 450m+ annualized cash cost savings
2. Revenue growth, pricing, product and geo mix and operational leverage
3. Progress on deleveraging transactions

   On June 14, Grifols announced a potential deal in China involving Shanghai RAAS with expected proceeds of USD 1.5 billion, while remaining a significant shareholder in the company

€1.2bn
Liquidity

€0.5bn
Cash and cash equivalents

[1] Leverage ratio calculated based on the credit facilities agreement and including Biotest and assuming a debt of ~EUR 9.5bn

Q2 2023 Results - 19 - GRIFOLS

Q2 2023 Results - 20 - Raising H2’23 and Full Year 2023 Guidance Guidance Revenue (at cc) EBITDA Total revenue growth (incl. Biotest) EBITDA Adjusted Margin (excl. Biotest) EBITDA Adjusted (incl. Biotest) Biopharma revenue growth (incl. Biotest) 23-25% 22-24% EUR 1.4bn+ 10-12% 12-14% 24-25% 24% EUR 1,400-1,450m 8-10% 10-12% Previous New H2’23 FY23 FY23 FY23 FY23 Proforma EBITDA annualizing savings (excl. Biotest) EUR 1.7bn+ FY23 EUR 1,700-1,750m 27-28% 28-29% Previous New

Q2 2023 Results - 21 - Table of Contents 1. Our Turnaround Strategy 4. Final Remarks 5. Annex 2. Performance by Business Unit 3. Group Financial Performance

• Deliver strong sales growth driven by solid demand on key proteins, product and country mix • Accelerate financial improvement backed by the Operational Improvement Plan • Maintain strong growth on plasma supply; cost per liter (CPL) continues to decline • Excel commercial and innovation execution strengthening IG franchise and alpha-1 • Focus on reducing leverage to 4x by end of 2024 Final Remarks Executing on Key Levers in H2’23 to Meet Guidance 22.2% H1 2023 24-25% H2 2023 Exceeding 21%+ guidance 20.7% H1 2022 20.4% H2 2022 Adj. EBITDA guidance (excl. Biotest) Focused on accelerating the execution of the company’s strategy; operational excellence; cash flow improvement and debt reduction Key levers

Q2 2023 Results - 23 - Table of Contents 1. Our Turnaround Strategy 2. Performance by Business Unit 3. Group Financial Performance 4. Final Remarks 5. Annex 5.1. Sustainability 5.2. Financials

Sustainability | Our Sustainability Plan Ambition Setting our Sustainability Roadmap and Commitment with SDGs Placing human rights at the core of our practices by integrating the highest ethical standards throughout the supply chain Healthier and wealthier society by advancing social progress, supporting organizations and actively engaging with local communities Ongoing efforts to drive diversity, continuous development, equal opportunities, gender equality and overall employee well-being across our global talent pool Solid community where all donors understand their impact and feel valued for their commitment beyond compensation, and where all patients receive the treatment, they need Promoting the common good by fostering healthy environments where people can live, work and play, and by raising awareness on the need to protect the planet Scientific progress that, guided by our pioneering spirit, addresses the needs of patients and protects the rights, safety and well-being of clinical-trial participants Our people Commitment to donors and patients Environment responsibility Impact on society Ethical Commitment Innovation

Sustainability | Progress in H1 2023

Donors, Patients and Our People Are at the Core of Our Sustainability

Our donors: a cross-section of society

940,000+ donors

390+ plasma centers

59% men **41%** women

35 years old average age

Improving patients' lives

800,000+ patients treated

80+ patient organizations supported

4 strategic lines of action:

- Education & empowerment
- Patient experience
- Awareness & visibility
- Advocacy & access


Ethical Commitment
Commitment to donors and patients
Impact on society
GRIFOLS
Environment responsibility
Our people
Innovation

23,600+ people

90+ nationalities

Gender equality

~60% women

Diversity & inclusion

Awareness and educational campaigns on inclusion of minorities and people with disabilities

Wellbeing for U Health & Care

NEW

Mental Health Policy

Designed to prevent, protect and promote employee mental health and well-being, as well as support workers dealing with mental health issues

2023-2025 Action Plan

Development for U Learning & Care

137+ average training hours per employee

The Grifols Academy Professional Development

The Grifols Academy Plasmapheresis

The Grifols Academy Transfusion Medicine

* As of June 27, 2023

Q2 2023 Results - 25 - GRIFOLS

Sustainability | Progress in H1 2023

Making Steady Progress on Positive Impact on Environment and Society

NEW **2023-2026 Environmental Plan**
Outlines the objectives for this four-year period, with concrete targets assigned to Grifols' global facilities

60 total activities

Main objectives:

Emissions
- 60,000+ tCO_2e per year — Reduction of emissions (Scope 1+2)
- €26M+ — Total investment

Energy efficiency
- 8,000M+ kWh — Reduction of energy consumption
- 170M kWh/year — New PPA Agreement in Spain and the U.S.



Ethical Commitment
Commitment to donors and patients
Impact on society
GRIFOLS
Environment responsibility
Our people
Innovation

NEW **Climate Action Policy**
Establishes a framework to articulate Grifols' strategy and business model regarding our commitment to fight climate change

We contribute through our foundations

Bioethics as a principle — Fundació Víctor Grífols i Lucas
- **15** activities
- **1,300** participants
- **3** publications

Improving the health of vulnerable people — Fundación Probitas
NEW **International and local programs**

International
5 programs on neglected tropical diseases
46,000+ beneficiaries

Local
1 program on mental health of youth and adolescents

J.A. Grifols Foundation — Supporting donors' communities
NEW **Plasma Donor Emergency Relief Program**
- 29 * applications approved
- $590 average grant

We support earthquake victims in Syria and Turkey — Save the Children, Direct Relief
€50k+ total donations

* As of June 27, 2023

Q2 2023 Results - 26 - GRIFOLS

Q2 2023 Results - 27 - Sustainability | Progress in H1 2023 Ethical Leadership is in Our DNA Grifols has been awarded a Gold Medal by EcoVadis ESG Ratings Integration of ESG factors into purchasing decisions Supplier selection and onboarding qualification includes on ESG performance Supply Chain: Mitigating Supplier Key Risks and Impacts Incentive plans including ESG criteria New short-term incentive plan for the entire workforce New long-term incentive plan Global Procurement Policy Our people Environment responsibility Impact on society Ethical Commitment Innovation Commitment to donors and patients

Q2 2023 Results - 28 - Table of Contents 1. Our Turnaround Strategy 2. Performance by Business Unit 3. Group Financial Performance 4. Final Remarks 5. Annex 5.1. Sustainability 5.2. Financials

Q2 2023 Results - 29 - Revenue | Q2 2023 Annex In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 1,523,577 139,881 1,663,458 1,444,613 98,287 1,542,900 5.5% 6.5% 7.8% 8.8% Biopharma 1,267,643 139,881 1,407,524 1,192,095 98,287 1,290,382 6.3% 7.3% 9.1% 10.0% Diagnostic 165,013 - 165,013 159,687 - 159,687 3.3% 5.1% 3.3% 5.1% Bio Supplies 40,349 - 40,349 28,806 - 28,806 40.1% 41.1% 40.1% 41.1% Others & intersegments 50,572 - 50,572 64,025 - 64,025 (21.0%) (20.6%) (21.0%) (20.6%) Revenue by Country 1,523,577 139,881 1,663,458 1,444,613 98,287 1,542,900 5.5% 6.5% 7.8% 8.8% US + CANADA 979,313 - 979,313 967,557 1,165 968,722 1.2% 2.0% 1.1% 1.8% E U 248,529 73,342 321,871 214,521 50,334 264,855 15.9% 15.8% 21.5% 21.5% ROW 295,735 66,539 362,274 262,535 46,788 309,323 12.6% 15.6% 17.1% 19.8% * Constant currency (cc) excludes exchange rate fluctuations over the period. Note: Bio Supplies figures for Q2 2022 differ from Note 5 of the June 2023 Interim Financial Statements as the Directors' Reports discloses management information Grifols incl. Biotest Q2 2023 % vs PY Grifols Biotest Grifols incl. Biotest Q2 2022 Grifols Biotest Grifols excl. Biotest Grifols incl. Biotest

Q2 2023 Results - 30 - Revenue | H1 2023 Annex In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 2,967,827 257,119 3,224,946 2,711,805 98,287 2,810,092 9.4% 7.7% 14.8% 13.1% Biopharma 2,441,096 257,119 2,698,215 2,214,603 98,287 2,312,890 10.2% 8.4% 16.7% 14.9% Diagnostic 341,488 - 341,488 329,436 - 329,436 3.7% 3.0% 3.7% 3.0% Bio Supplies 82,615 - 82,615 52,553 - 52,553 57.2% 53.9% 57.2% 53.9% Others & intersegments 102,628 - 102,628 115,213 - 115,213 (10.9%) (11.7%) (10.9%) (11.7%) Revenue by Country 2,967,827 257,119 3,224,946 2,711,805 98,287 2,810,092 9.4% 7.7% 14.8% 13.1% US + CANADA 1,921,960 904 1,922,864 1,815,818 1,165 1,816,983 5.8% 3.4% 5.8% 3.4% E U 489,123 138,408 627,531 423,289 50,334 473,623 15.6% 15.4% 32.5% 32.4% ROW 556,744 117,807 674,551 472,698 46,788 519,486 17.8% 17.6% 29.8% 29.8% * Constant currency (cc) excludes exchange rate fluctuations over the period. H1 2022 % vs PY Grifols incl. Biotest Grifols excl. Biotest Grifols incl. Biotest Grifols Biotest Grifols incl. Biotest Grifols Biotest H1 2023

Annex

P&L | Q2 2023

In thousands of euros	Q2 2023							Q2 2022			% vs PY			
	Grifols excl. Biotest				Grifols incl. Biotest			Grifols incl. Biotest			Grifols excl. Biotest		Grifols incl. Biotest	
	Reported	One-offs	Reported excl. One-offs	Biotest	Reported	One-offs	Reported excl. One-offs	Grifols	Biotest	Combined	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,523,577**	**-**	**1,523,577**	**139,881**	**1,663,458**	**-**	**1,663,458**	**1,444,613**	**98,287**	**1,542,899**	5.5%	5.5%	7.8%	7.8%
Cost of Sales	(936,596)	1,597	(934,998)	(108,395)	(1,044,991)	1,597	(1,043,394)	(890,293)	(74,656)	(964,949)	5.2%	5.0%	8.3%	8.1%
Gross Margin	**586,981**	**1,597**	**588,579**	**31,486**	**618,467**	**1,597**	**620,064**	**554,320**	**23,631**	**577,950**	5.9%	6.2%	7.0%	7.3%
% Net revenue	*38.5%*		*38.6%*	*22.5%*	*37.2%*		*37.3%*	*38.4%*	*24.0%*	*37.5%*				
R&D	(72,479)	1,271	(71,208)	(16,114)	(88,593)	1,271	(87,322)	(75,372)	(9,755)	(85,127)	(3.8%)	(5.5%)	4.1%	2.6%
SG&A	(276,281)	7,381	(268,900)	(23,219)	(299,500)	7,381	(292,119)	(293,916)	(14,557)	(308,473)	(6.0%)	(8.5%)	(2.9%)	(5.3%)
Operating Expenses	**(348,760)**	**8,652**	**(340,108)**	**(39,333)**	**(388,093)**	**8,652**	**(379,441)**	**(369,288)**	**(24,312)**	**(393,600)**	(5.6%)	(7.9%)	(1.4%)	(3.6%)
Other Income	-	-	-	-	-	-	-	925	-	925	-	-	(100%)	0.0%
Share of Results of Equity Accounted Investees - Core Activities	13,022	-	13,022	-	13,022	-	13,022	80,096	-	80,096	(83.7%)	(83.7%)	(83.7%)	(83.7%)
OPERATING RESULT (EBIT)	**251,243**	**10,250**	**261,493**	**(7,847)**	**243,396**	**10,250**	**253,646**	**266,054**	**(682)**	**265,371**	(5.6%)	(1.7%)	(8.3%)	(4.4%)
% Net revenue	*16.5%*	-	*17.2%*	*(5.6%)*	*14.6%*	-	*15.2%*	*18.4%*	*(0.7%)*	*17.2%*				
Financial Result	(128,267)	-	(128,267)	(11,109)	(139,376)	-	(139,376)	(116,099)	(3,281)	(119,380)	10.5%	10.5%	16.8%	16.8%
Share of Results of Equity Accounted Investees	(801)	-	(801)	-	(801)	-	(801)	(271)	-	(271)	195.8%	195.8%	195.8%	195.8%
PROFIT BEFORE TAX	**122,175**	**10,250**	**132,425**	**(18,956)**	**103,219**	**10,250**	**113,469**	**149,684**	**(3,961)**	**145,722**	(18.4%)	(11.5%)	(29.2%)	(22.1%)
% Net revenue	*8.0%*	-	*8.7%*	*(13.6%)*	*6.2%*	-	*6.8%*	*10.4%*	*(4.0%)*	*9.4%*				
Income Tax Expense	(19,212)	(2,521)	(21,733)	5,864	(13,348)	(2,521)	(15,869)	(29,558)	(1,246)	(30,804)	(35.0%)	(26.5%)	(56.7%)	(48.5%)
% of pre-tax income	*15.7%*	-	*16.4%*	*30.9%*	*12.9%*	-	*14.0%*	*19.7%*	*(31.5%)*	*21.1%*				
CONSOLIDATED PROFIT	**102,963**	**7,729**	**110,692**	**(13,092)**	**89,871**	**7,729**	**97,600**	**120,126**	**(5,207)**	**114,918**	(14.3%)	(7.9%)	(21.8%)	(15.1%)
Results Attributable to Non-Controlling Interests	(33,392)	262	(33,130)	(4,434)	(37,826)	262	(37,564)	(25,907)	1,328	(24,578)	28.9%	27.9%	53.9%	52.8%
GROUP PROFIT	**69,571**	**7,991**	**77,562**	**(17,527)**	**52,044**	**7,991**	**60,035**	**94,219**	**(3,879)**	**90,339**	(26.2%)	(17.7%)	(42.4%)	(33.5%)
% Net revenue	*4.6%*		*5.1%*	*(12.5%)*	*3.1%*	*0.0%*	*3.6%*	*6.5%*	*(3.9%)*	*5.9%*				

Q2 2023 Results - 31 - GRIFOLS

Annex

P&L | H1 2023

In thousands of euros	H1 2023							H1 2022			% vs PY			
	Grifols excl. Biotest				Grifols incl. Biotest			Grifols incl. Biotest			Grifols excl. Biotest		Grifols incl. Biotest	
	Reported	One-offs	Reported excl. One-offs	Biotest	Reported	One-offs	Reported excl. One-offs	Grifols	Biotest	Combined	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**2,967,827**	**(18,830)**	**2,948,997**	**257,119**	**3,224,946**	**(18,830)**	**3,206,116**	**2,711,805**	**98,287**	**2,810,092**	9.4%	8.7%	14.8%	14.1%
Cost of Sales	(1,851,156)	26,999	(1,824,157)	(200,883)	(2,052,039)	26,999	(2,025,040)	(1,662,885)	(74,656)	(1,737,541)	11.3%	9.7%	18.1%	16.5%
Gross Margin	**1,116,671**	**8,169**	**1,124,840**	**56,236**	**1,172,907**	**8,169**	**1,181,076**	**1,048,920**	**23,631**	**1,072,551**	6.5%	7.2%	9.4%	10.1%
% Net revenue	*37.6%*	-	*38.1%*	*21.9%*	*36.4%*	-	*36.8%*	*38.7%*	*24.0%*	*38.2%*				
R&D	(151,378)	5,041	(146,337)	(41,871)	(193,249)	5,041	(188,208)	(151,527)	(9,755)	(161,282)	(0.1%)	(3.4%)	19.8%	16.7%
SG&A	(666,229)	122,150	(544,079)	(46,931)	(713,160)	122,150	(591,010)	(553,333)	(14,557)	(567,890)	20.4%	(1.7%)	25.6%	4.1%
Operating Expenses	**(817,607)**	**127,191**	**(690,415)**	**(88,802)**	**(906,409)**	**127,191**	**(779,218)**	**(704,860)**	**(24,312)**	**(729,172)**	16.0%	(2.0%)	24.3%	6.9%
Other Income	-	-	-	-	-	-	-	4,508	-	4,508	-	-	(100%)	(100.0%)
Share of Results of Equity Accounted Investees - Core Activities	27,528	-	27,528	-	27,528	-	27,528	79,459	-	79,459	(65.4%)	(65.4%)	(65.4%)	(65.4%)
OPERATING RESULT (EBIT)	**326,592**	**135,361**	**461,953**	**(32,566)**	**294,026**	**135,361**	**429,387**	**428,027**	**(681)**	**427,346**	(23.7%)	7.9%	(31.2%)	0.5%
% Net revenue	*11.0%*	-	*15.7%*	*(12.7%)*	*9.1%*	-	*13.4%*	*15.8%*	*(0.7%)*	*15.2%*				
Financial Result	(251,992)	-	(251,992)	(22,126)	(274,118)	-	(274,118)	(195,472)	(3,281)	(198,753)	28.9%	28.9%	37.9%	37.9%
Share of Results of Equity Accounted Investees	(862)	-	(862)	-	(862)	-	(862)	(706)	-	(706)	22.1%	22.1%	22.1%	22.1%
PROFIT BEFORE TAX	**73,737**	**135,361**	**209,098**	**(54,691)**	**19,046**	**135,361**	**154,407**	**231,849**	**(3,962)**	**227,887**	(68.2%)	(9.8%)	(91.6%)	(32.2%)
% Net revenue	*2.5%*	-	*7.1%*	*(21.3%)*	*0.6%*	-	*4.8%*	*8.5%*	-	*8.1%*				
Income Tax Expense	(18,434)	(33,866)	(52,300)	8,315	(10,119)	(33,866)	(43,985)	(50,029)	(1,246)	(51,275)	(63.2%)	4.5%	(80.3%)	(14.2%)
% of pre-tax income	*25.0%*	-	*25.0%*	*15.2%*	*53.1%*	-	*28.5%*	*21.6%*	*0.5%*	*22.5%*				
CONSOLIDATED PROFIT	**55,303**	**101,495**	**156,798**	**(46,376)**	**8,927**	**101,495**	**110,422**	**181,820**	**(5,208)**	**176,612**	(69.6%)	(13.8%)	(94.9%)	(37.5%)
Results Attributable to Non-Controlling Interests	(66,801)	4,164	(62,637)	1,653	(65,148)	4,164	(60,983)	(34,292)	1,328	(32,963)	94.8%	82.7%	97.6%	85.0%
GROUP PROFIT	**(11,498)**	**105,660**	**94,162**	**(44,723)**	**(56,221)**	**105,660**	**49,439**	**147,529**	**(3,880)**	**143,649**	(107.8%)	(36.2%)	(139.1%)	(65.6%)
% Net revenue	*(0.4%)*	-	*3.2%*	*(17.4%)*	*(1.7%)*	-	*1.5%*	*5.4%*	-	*5.1%*				

Q2 2023 Results - 32 - GRIFOLS

Annex

Cash Flow | Q2 2023

In thousands of euros	Q2 2023										Q2 2022	% vs PY	
	Grifols excl. Biotest						Biotest	Grifols incl. Biotest			Grifols incl. Biotest	Grifols incl. Biotest	
	Reported	Restructuring costs	Transaction costs	Diagnostic true-up commercial	Total one-offs	Reported excl. One-offs		Reported	Total one-offs	Reported excl. One-offs	Reported	Reported	Reported excl. One-offs
Reported Group Profit	**69,571**	**429**	**7,562**	**-**	**7,991**	**77,562**	**(17,527)**	**52,044**	**7,991**	**60,036**	**90,339**	-42%	-34%
Depreciation and Amortization	93,971	-	-	-	-	93,971	12,645	106,615	-	106,615	98,842	8%	8%
Net Provisions	8,592	4,867	-	-	4,867	13,459	(3,166)	5,425	4,867	10,292	1,975	175%	421%
Other Adjustments and Other Changes in Working Capital	(73,015)	(262)	2,520	-	2,258	(70,757)	(55)	(73,070)	2,258	(70,812)	(63,075)	16%	12%
Change in Operating Working Capital	(107,796)	3,946	-	-	3,946	(103,850)	(25,491)	(133,287)	3,946	(129,341)	(131,505)	1%	-2%
Changes in Inventories	*(28,138)*	-	-	-	-	*(28,138)*	*(26,837)*	*(54,976)*	-	*(54,976)*	*(109,342)*	*-50%*	*-50%*
Change in Trade Receivables	*(1,830)*	-	-	-	-	*(1,830)*	*(21,800)*	*(23,630)*	-	*(23,630)*	*(80,445)*	*-71%*	*-71%*
Change in Trade Payables	*(77,827)*	*3,946*	-	-	*3,946*	*(73,881)*	*23,146*	*(54,681)*	*3,946*	*(50,735)*	*58,282*	-	-
Net Cash Flow From Operating Activities	**(8,677)**	**8,980**	**10,083**	**-**	**19,062**	**10,386**	**(33,595)**	**(42,272)**	**19,062**	**(23,210)**	**(3,424)**	-	-
Business Combinations and Investments in Group Companies	-	-	-	-	-	-	-	-	-	-	(1,500,825)	-	-
CAPEX	(34,375)	-	-	-	-	(34,375)	(8,295)	(42,670)	-	(42,670)	(71,709)	-40%	-40%
R&D/Other Intangible Assets	(16,166)	-	-	-	-	(16,166)	(3,712)	(19,878)	-	(19,878)	(9,760)	104%	104%
Other Cash Inflow / (Outflow)	(34,455)	-	-	-	-	(34,455)	47,169	12,714	-	12,714	(33,515)	-138%	-138%
Net Cash Flow From Investing Activities	**(84,996)**	**-**	**-**	**-**	**-**	**(84,996)**	**35,162**	**(49,834)**	**-**	**(49,834)**	**(1,615,809)**	-97%	-97%
Free Cash Flow	**(93,673)**	**8,980**	**10,083**	**-**	**19,062**	**(74,611)**	**1,567**	**(92,106)**	**19,062**	**(73,044)**	**(1,619,233)**	-94%	-95%
Issue / /Repayment) of Debt	194,918	-	-	-	-	194,918	(1,328)	193,591	-	193,591	(5,867)	-	-
Capital Grants	42	-	-	-	-	42	-	42	-	42	(447,431)	-	-
Dividends (Paid) / Received	-	-	-	-	-	-	-	-	-	-	1,764	-	-
Other Cash Flows From / (Used in) Financing Activities	(3,826)	-	-	-	-	(3,826)	133	(3,692)	-	(3,692)	10,616	-135%	-135%
Net Cash Flow From Financing Activities	**191,134**	**-**	**-**	**-**	**-**	**191,134**	**(1,195)**	**189,940**	**-**	**189,940**	**(440,918)**	-	-
Total Cash Flow	**97,460**	**8,980**	**10,083**	**-**	**19,062**	**116,523**	**372**	**97,834**	**19,062**	**116,896**	**(2,060,151)**	-105%	-106%
Cash and Cash Equivalents at the Beginning of the Year	0	-	-	-	-	0	(0)	-	-	-	-	-	-
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(111)	-	-	-	-	(111)	(24)	(137)	-	(137)	32,888	-100%	-100%
Cash and Cash Equivalents at the End of the Period	**97,350**	**8,980**	**10,083**	**-**	**19,062**	**116,413**	**347**	**97,697**	**19,062**	**116,759**	**(2,027,263)**	-105%	-106%

Q2 2023 Results - 33 - GRIFOLS

Annex

Cash Flow | H1 2023

	H1 2023										1H 2022	% vs PY	
	Grifols excl. Biotest						Biotest	Grifols incl. Biotest			Grifols incl. Biotest	Grifols incl. Biotest	
In thousands of euros	Reported	Restructuring costs	Transaction costs	Diagnostic true-up commercial	Total one-offs	Reported excl. One-offs		Reported	Total one-offs	Reported excl. One-offs	Reported	Reported	Reported excl. One-offs
Reported Group Profit	**(11,498)**	**104,144**	**10,948**	**(9,432)**	**105,660**	**94,162**	**(44,723)**	**(56,221)**	**105,660**	**49,439**	**143,649**	-139%	-66%
Depreciation and Amortization	189,568	-	-	-	-	189,568	36,860	226,428	-	226,428	187,208	21%	21%
Net Provisions	75,073	(34,112)	-	-	(34,112)	40,961	768	75,840	(34,112)	41,728	10,167	646%	310%
Other Adjustments and Other Changes in Working Capital	(56,197)	35,450	3,649	(9,398)	29,701	(26,495)	5,300	(50,896)	29,701	(21,194)	(67,958)	-25%	-69%
Change in Operating Working Capital	(229,827)	(21,963)	-	18,830	(3,133)	(232,959)	(69,059)	(298,886)	(3,133)	(302,019)	(241,535)	24%	25%
Changes in Inventories	*(137,595)*	-	-	-	-	*(137,595)*	*(60,631)*	*(198,226)*	-	*(198,226)*	*(228,441)*	*-13%*	*-13%*
Change in Trade Receivables	*(61,094)*	-	-	*18,830*	*18,830*	*(42,264)*	*(24,552)*	*(85,646)*	*18,830*	*(66,816)*	*(44,810)*	*91%*	*49%*
Change in Trade Payables	*(31,138)*	*(21,963)*	-	-	*(21,963)*	*(53,101)*	*16,124*	*(15,014)*	*(21,963)*	*(36,977)*	*31,716*	-	-
Net Cash Flow From Operating Activities	**(32,880)**	**83,519**	**14,598**	**-**	**98,116**	**65,236**	**(70,854)**	**(103,735)**	**98,116**	**(5,618)**	**31,531**	-	-
Business Combinations and Investments in Group Companies	-	-	-	-	-	-	-	-	-	-	(1,545,046)	-	-
CAPEX	(71,834)	-	-	-	-	(71,834)	(13,575)	(85,408)	-	(85,408)	(123,975)	-31%	-31%
R&D/Other Intangible Assets	(32,559)	-	-	-	-	(32,559)	(8,112)	(40,671)	-	(40,671)	(19,066)	113%	113%
Other Cash Inflow / (Outflow)	(53,448)	-	-	-	-	(53,448)	46,657	(6,792)	-	(6,792)	(108,965)	-94%	-94%
Net Cash Flow From Investing Activities	**(157,841)**	**-**	**-**	**-**	**-**	**(157,841)**	**24,970**	**(132,871)**	**-**	**(132,871)**	**(1,797,052)**	-93%	-93%
Free Cash Flow	**(190,721)**	**83,519**	**14,598**	**-**	**98,116**	**(92,605)**	**(45,884)**	**(236,605)**	**98,116**	**(138,489)**	**(1,765,521)**	-87%	-92%
Issue / /Repayment) of Debt	217,978	-	-	-	-	217,978	(2,504)	215,475	-	215,475	-	-	-
Capital Grants	1,367	-	-	-	-	1,367	-	1,367	-	1,367	(447,431)	-	-
Dividends (Paid) / Received	-	-	-	-	-	-	-	-	-	-	3,927	-	-
Other Cash Flows From / (Used in) Financing Activities	2,105	-	-	-	-	2,105	-	2,105	-	2,105	10,816	-81%	-81%
Net Cash Flow From Financing Activities	**221,451**	**-**	**-**	**-**	**-**	**221,451**	**(2,504)**	**218,947**	**-**	**218,947**	**(432,688)**	-	-
Total Cash Flow	**30,729**	**83,519**	**14,598**	**-**	**98,116**	**128,846**	**(48,388)**	**(17,659)**	**98,116**	**80,458**	**(2,198,209)**	-99%	-104%
Cash and Cash Equivalents at the Beginning of the Year	431,337	-	-	-	-	431,337	116,642	547,979	-	547,979	2,675,611	-80%	-80%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(7,018)	-	-	-	-	(7,018)	50	(6,968)	-	(6,968)	47,692	-115%	-115%
Cash and Cash Equivalents at the End of the Period	**455,048**	**83,519**	**14,598**	**-**	**98,116**	**553,164**	**68,304**	**523,352**	**98,116**	**621,469**	**525,094**	0%	18%

Q2 2023 Results - 34 - GRIFOLS

Annex

Balance Sheet | H1 2023

In thousands of euros

Assets

	June 2023	December 2022
Non-Current Assets	**16,627,972**	**16,880,390**
Goodwill and Other Intangible Assets	10,646,776	10,858,608
Property Plant & Equipment	3,225,684	3,270,937
Investments in Equity Accounted Investees	1,905,591	1,955,177
Non-Current Financial Assets	630,453	620,745
Other Non-Current Assets	219,468	174,923
Current Assets	**4,804,772**	**4,653,587**
Non-Current Contract Assets Held for Sale	-	4,969
Inventories	3,317,448	3,201,357
Current Contract Assets	44,146	35,154
Trade and Other Receivables	821,562	738,651
Other Current Financial Assets	33,883	43,663
Other Current Assets	64,381	81,814
Cash and Cash Equivalents	523,352	547,979
Total Assets	**21,432,744**	**21,533,977**

Liabilities

	June 2023	December 2022
Equity	**8,223,565**	**8,457,544**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,529,237	4,326,436
Treasury StocL	(158,692)	(162,220)
Current Year Earnings	(56,221)	208,279
Other Comprehensive Income	517,162	727,111
Non-Controllling Interests	2,361,747	2,327,606
No-Current Liabilities	**11,332,195**	**11,120,586**
Non-Current Financial Liabilities	10,202,587	9,960,562
Other Non-Current Liabilities	1,129,608	1,160,024
Current Liabilities	**1,876,984**	**1,955,847**
Current Financial Liabilities	733,269	795,686
Other Current Liabilities	1,143,715	1,160,161
Total Equity and Liabilities	**21,432,744**	**21,533,977**

Q2 2023 Results - 35 - GRIFOLS

Q2 2023 Results - 36 - EBIT to Adjusted EBITDA LTM Excl. Biotest | Q2 2023 Annex In thousand of euros 251,243 75,348 173,747 211,271 711,609 266,054 (94,936) (98,296) (102,226) (98,047) (393,505) (93,950) Reported EBITDA 346,180 173,644 275,973 309,318 1,105,115 360,004 % Net revenue 22.7% 12.0% 17.7% 21.6% 18.9% 24.9% Restructuring costs - 139,427 26,231 5,655 171,313 2,268 Transaction costs 9,735 4,515 696 505 15,451 15,310 Diagnostic commercial true-up - (18,830) - - (18,830) - Access Biologicals gain - - - - - (72,984) Divestment gain - - - (14,678) (14,678) - Impairments - - 2,700 - 2,700 - Other non-recurring items - - 10,487 - 10,487 - Total adjustments 9,735 125,112 40,114 (8,518) 166,443 (55,406) Adjusted EBITDA 355,915 298,756 316,087 300,800 1,271,558 304,598 % Net revenue 23.4% 21.0% 20.3% 21.0% 21.8% 21.1% Depreciation & Amortization Q2 2023 Q2 2022 OPERATING RESULT (EBIT) Q1 2023 Q4 2022 Q3 2022 Q2 2023 LTM

Q2 2023 Results - 37 - EBIT to Adjusted EBITDA LTM Incl. Biotest | Q2 2023 Annex In thousand of euros 243,396 50,629 176,947 201,387 672,359 265,372 (107,581) (122,511) (117,406) (106,973) (454,472) (100,380) Reported EBITDA 350,977 173,140 294,353 308,360 1,126,831 365,752 % Net revenue 21.1% 11.1% 17.2% 20.0% 17.4% 23.7% Restructuring costs - 139,427 26,231 5,655 171,313 2,268 Transaction costs 9,735 4,515 696 505 15,451 15,310 Diagnostic commercial true-up - (18,830) - - (18,830) - Access Biologicals gain - - - - - (72,984) Divestment gain - - - (14,678) (14,678) - Impairments - - 2,700 - 2,700 - Biotest Next Level project - - 13,482 22,341 35,823 14,194 Other non-recurring items - - 10,487 - 10,487 - Total adjustments 9,735 125,112 53,596 13,823 202,266 (41,212) Adjusted EBITDA 360,712 298,252 347,949 322,183 1,329,097 324,540 % Net revenue 21.7% 19.3% 20.3% 20.9% 20.6% 21.0% Q2 2023 Q2 2023 Q1 2023 Q4 2022 Q3 2022 LTM Q2 2022 Depreciation & Amortization OPERATING RESULT (EBIT)

Annex

Reconciliation Group Profit Reported to Adjusted | Q2 2023



In thousand of euros	Reported		Adjustments						Adjusted	
	Excl. Biotest	Incl. Biotest	Restructuring costs	Transaction costs	Diagnostic commercial true-up	Amortization of deferred financial expenses	Amortization of intangible assets acquired in business combinations	IFRS 16	Excl. Biotest	Incl. Biotest
Net Revenue	**1,523,577**	**1,663,458**	**-**	**-**	**-**	**-**	**-**	**-**	**1,523,577**	**1,663,458**
Cost of Sales	(936,596)	(1,044,991)	1,597	-	-	-	-	(1,525)	(936,524)	(1,044,919)
Gross Margin	**586,981**	**618,467**	**1,597**	**-**	**-**	**-**	**-**	**(1,525)**	**587,053**	**618,539**
R&D	(72,479)	(88,593)	1,272	-	-	-	3,455	(96)	(67,849)	(83,962)
SG&A	(276,281)	(299,500)	(2,702)	10,083	-	-	12,020	(1,372)	(258,252)	(281,471)
Operating Expenses	**(348,760)**	**(388,093)**	**(1,431)**	**10,083**	**-**	**-**	**15,475**	**(1,468)**	**(326,101)**	**(365,434)**
Other Income	-	-	-	-	-	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	13,022	13,022	-	-	-	-	-	-	13,022	13,022
OPERATING RESULT (EBIT)	**251,243**	**243,396**	**167**	**10,083**	**-**	**-**	**15,475**	**(2,993)**	**273,975**	**266,128**
Financial Result	(128,267)	(139,376)	-	-	-	14,326	-	10,680	(103,261)	(114,370)
Share of Results of Equity Accounted Investees	(801)	(801)	-	-	-	-	-	-	(801)	(801)
PROFIT BEFORE TAX	**122,175**	**103,219**	**167**	**10,083**	**-**	**14,326**	**15,475**	**7,687**	**169,913**	**150,957**
Income Tax Expense	(19,212)	(13,348)	-	(2,520)	-	(3,127)	(3,817)	(1,921)	(30,598)	(24,735)
CONSOLIDATED PROFIT	**102,963**	**89,871**	**167**	**7,562**	**-**	**11,199**	**11,658**	**5,765**	**139,315**	**126,222**
Results Attributable to Non-Controlling Interests	(33,392)	(37,826)	262	-	-	-	-	-	(33,130)	(37,564)
GROUP PROFIT	**69,571**	**52,044**	**429**	**7,562**	**-**	**11,199**	**11,658**	**5,765**	**106,185**	**88,659**

Q2 2023 Results - 38 - GRIFOLS

Annex

Reconciliation Group Profit Reported to Adjusted | Q2 2022

In thousand of euros	Reported		Adjustments						Adjusted	
	Excl. Biotest	Incl. Biotest	Restructuring costs	Transaction costs	Divestment gain	Amortization of deferred financial expenses	Amortization of intangible assets acquired in business combinations	IFRS 16	Excl. Biotest	Incl. Biotest
Net Revenue	**1,444,613**	**1,542,899**	**-**	**-**	**-**	**-**	**-**	**-**	**1,444,613**	**1,542,899**
Cost of Sales	(890,293)	(964,949)	484	-	-	-	861	(3,421)	(892,369)	(967,025)
Gross Margin	**554,320**	**577,950**	**484**	**-**	**-**	**-**	**861**	**(3,421)**	**552,244**	**575,873**
R&D	(75,372)	(85,127)	813	-	-	-	811	(731)	(74,478)	(84,234)
SG&A	(293,916)	(308,473)	971	18,075	-	-	10,087	(362)	(265,144)	(279,701)
Operating Expenses	**(369,288)**	**(393,600)**	**1,785**	**18,075**	**-**	**-**	**10,898**	**(1,092)**	**(339,622)**	**(363,935)**
Other Income	925	925	-	-	(4,508)	-	-	-	(3,583)	(3,583)
Share of Results of Equity Accounted Investees - Core Activities	80,096	80,096	-	(72,984)	-	-	-	-	7,112	7,112
OPERATING RESULT (EBIT)	**266,054**	**265,371**	**2,269**	**(54,909)**	**(4,508)**	**-**	**11,759**	**(4,514)**	**216,151**	**215,469**
Financial Result	(116,099)	(119,380)	-	-	-	16,306	-	11,118	(88,675)	(91,956)
Share of Results of Equity Accounted Investees	(271)	(271)	-	-	-	-	-	-	(271)	(271)
PROFIT BEFORE TAX	**149,684**	**145,722**	**2,269**	**(54,909)**	**(4,508)**	**16,306**	**11,759**	**6,605**	**127,205**	**123,243**
Income Tax Expense	(29,558)	(30,804)	(567)	(4,405)	(0)	(3,223)	(2,472)	(1,319)	(41,545)	(42,791)
CONSOLIDATED PROFIT	**120,126**	**114,918**	**1,701**	**(59,314)**	**(4,508)**	**13,082**	**9,287**	**5,286**	**85,660**	**80,452**
Results Attributable to Non-Controlling Interests	(25,907)	(24,578)	-	-	-	-	(781)	-	(26,688)	(25,359)
GROUP PROFIT	**94,219**	**90,339**	**1,701**	**(59,314)**	**(4,508)**	**13,082**	**8,506**	**5,286**	**58,973**	**55,093**

Q2 2023 Results - 39 - GRIFOLS

Annex

Reconciliation Group Profit Reported to Adjusted | H1 2023

In thousand of euros	Reported		Adjustments						Adjusted	
	Excl. Biotest	Incl. Biotest	Restructuring costs	Transaction costs	Diagnostic commercial true-up	Amortization of deferred financial expenses	Amortization of intangible assets acquired in business combinations	IFRS 16	Excl. Biotest	Incl. Biotest
Net Revenue	**2,967,827**	**3,224,946**	**-**	**-**	**(18,830)**	**-**	**-**	**-**	**2,948,997**	**3,206,116**
Cost of Sales	(1,851,156)	(2,052,039)	26,999	-	-	-	-	(5,189)	(1,829,346)	(2,030,229)
Gross Margin	**1,116,671**	**1,172,907**	**26,999**	**-**	**(18,830)**	**-**	**-**	**(5,189)**	**1,119,651**	**1,175,887**
R&D	(151,378)	(193,249)	5,042		-	-	18,987	(386)	(127,736)	(169,607)
SG&A	(666,229)	(713,160)	107,553	14,598	-	-	26,446	(2,744)	(520,376)	(567,307)
Operating Expenses	**(817,607)**	**(906,409)**	**112,594**	**14,598**	**-**	**-**	**45,433**	**(3,130)**	**(648,112)**	**(736,914)**
Other Income	-	-	-	-	-	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	27,528	27,528	-	-	-	-	-	-	27,528	27,528
OPERATING RESULT (EBIT)	**326,592**	**294,026**	**139,594**	**14,598**	**(18,830)**	**-**	**45,433**	**(8,319)**	**499,067**	**466,502**
Financial Result	(251,992)	(274,118)	-	-	-	28,226	-	21,377	(202,389)	(224,515)
Share of Results of Equity Accounted Investees	(862)	(862)	-	-	-	-	-	-	(862)	(862)
PROFIT BEFORE TAX	**73,737**	**19,046**	**139,594**	**14,598**	**(18,830)**	**28,226**	**45,433**	**13,058**	**295,816**	**241,124**
Income Tax Expense	(18,434)	(10,119)	(34,924)	(3,649)	4,708	(6,179)	(11,577)	(3,264)	(73,321)	(65,006)
CONSOLIDATED PROFIT	**55,303**	**8,927**	**104,670**	**10,948**	**(14,123)**	**22,047**	**33,856**	**9,793**	**222,495**	**176,119**
Results Attributable to Non-Controlling Interests	(66,801)	(65,148)	(526)	-	4,690	-	(790)	-	(63,426)	(61,773)
GROUP PROFIT	**(11,498)**	**(56,221)**	**104,144**	**10,948**	**(9,432)**	**22,047**	**33,066**	**9,793**	**159,068**	**114,346**

Q2 2023 Results - 40 - GRIFOLS

Annex

Reconciliation Group Profit Reported to Adjusted | H1 2022

In thousand of euros	Reported		Adjustments						Adjusted	
	Excl. Biotest	Incl. Biotest	Restructuring costs	Transaction costs	Divestment gain	Amortization of deferred financial expenses	Amortization of intangible assets acquired in business combinations	IFRS 16	Excl. Biotest	Incl. Biotest
Net Revenue	**2,711,805**	**2,810,092**	**-**	**-**	**-**	**-**	**-**	**-**	**2,711,805**	**2,810,092**
Cost of Sales	(1,662,885)	(1,737,541)	494	-	-	-	1,683	(6,693)	(1,667,401)	(1,742,057)
Gross Margin	**1,048,920**	**1,072,551**	**494**	**-**	**-**	**-**	**1,683**	**(6,693)**	**1,044,404**	**1,068,035**
R&D	(151,527)	(161,282)	1,994	-	-	-	1,619	(1,017)	(148,930)	(158,685)
SG&A	(553,333)	(567,890)	1,700	19,396	-	-	20,837	(688)	(512,087)	(526,644)
Operating Expenses	**(704,860)**	**(729,172)**	**3,695**	**19,396**	**-**	**-**	**22,456**	**(1,704)**	**(661,018)**	**(685,329)**
Other Income	4,508	4,508	-	-	(8,091)	-	-	-	(3,583)	(3,583)
Share of Results of Equity Accounted Investees - Core Activities	79,459	79,459	-	(72,984)	-	-	-	-	6,475	6,475
OPERATING RESULT (EBIT)	**428,027**	**427,346**	**4,189**	**(53,588)**	**(8,091)**	**-**	**24,139**	**(8,398)**	**386,279**	**385,597**
Financial Result	(195,472)	(198,753)	-	-	-	29,098	-	21,673	(144,702)	(147,982)
Share of Results of Equity Accounted Investees	(706)	(706)	-	-	-	-	-	-	(706)	(706)
PROFIT BEFORE TAX	**231,849**	**227,887**	**4,189**	**(53,588)**	**(8,091)**	**29,098**	**24,139**	**13,276**	**240,871**	**236,909**
Income Tax Expense	(50,029)	(51,275)	(1,047)	(4,735)	896	(6,446)	(5,388)	(2,987)	(69,737)	(70,983)
CONSOLIDATED PROFIT	**181,820**	**176,612**	**3,141**	**(58,323)**	**(7,195)**	**22,651**	**18,751**	**10,289**	**171,135**	**165,927**
Results Attributable to Non-Controlling Interests	(34,292)	(32,963)	-	-	-	-	(1,528)	-	(35,820)	(34,491)
GROUP PROFIT	**147,529**	**143,649**	**3,141**	**(58,323)**	**(7,195)**	**22,651**	**17,223**	**10,289**	**135,315**	**131,436**

Q2 2023 Results - 41 - GRIFOLS

Q2 2023 Results - 42 - Leverage Ratio and Adj. EBITDA LTM as per Credit Agreement | H1 2023 Annex In millions of euros except ratio H1 2023 FY 2022 % Var Net Financial Debt* 9,422 9,191 2.5% Adjusted EBITDA LTM as per Credit Agreement 1,361 1,287 5.7% Leverage Ratio as per Credit Agreeement 6.92x 7.14x *Excludes the impact of IFRS 16 In million of euros H1 2023 LTM FY 2022 % Var OPERATING RESULT (EBIT) 672 806 (16.6%) Depreciation & Amortization (454) (415) 9.5% Reported EBITDA 1,127 1,221 (7.7%) IFRS 16 (101) (100) 1.4% Transaction costs 19 26 (26.4%) Restructuring costs 171 36 374.5% Cost savings, operating improvements and synergies on a "run rate" 121 100 21.0% Other one-offs 24 4 595.5% Total adjustments 234 6 6 253.4% Adjusted EBITDA LTM as per Credit Agreement 1,361 1,287 5.7%

Q2 2023 Results - 43 - Net Revenue Reconciliation Constant Currency Excl. Biotest | Q2 2023 Annex In thousands of euros Q2 2023 Q2 2022 % Var Reported Net Revenues 1,523,577 1,444,613 5.5% Variation due to Exchange Rate Effects 14,879 Net Revenues at Constant Currency 1,538,456 1,444,613 6.5% In thousands of euros Q2 2023 Q2 2022 % Var Reported Biopharma Revenues 1,267,643 1,192,095 6.3% Variation due to Exchange Rate Effects 11,455 Reported Biopharma Net Revenues at Constant Currency 1,279,098 1,192,095 7.3% In thousands of euros Q2 2023 Q2 2022 % Var Reported U.S. + Canada Net Revenues 979,313 967,557 1.2% Variation due to Exchange Rate Effects 7,145 Reported U.S. + Canada Net Revenues at Constant Currency 986,458 967,557 2.0% In thousands of euros Q2 2023 Q2 2022 % Var Reported EU Net Revenues 248,529 214,521 15.9% Variation due to Exchange Rate Effects (58) Reported EU Net Revenues at Constant Currency 248,471 214,521 15.8% In thousands of euros Q2 2023 Q2 2022 % Var Reported ROW Net Revenues 295,735 262,535 12.6% Variation due to Exchange Rate Effects 7,792 Reported ROW Net Revenues at Constant Currency 303,527 262,535 15.6%

Annex

Net Revenue Reconciliation Constant Currency Incl. Biotest | Q2 2023

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported Net Revenues	1,663,458	1,542,900	7.8%
Variation due to Exchange Rate Effects	15,204		
Net Revenues at Constant Currency	**1,678,662**	**1,542,900**	**8.8%**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported Biopharma Net Revenues	1,407,524	1,290,382	9.1%
Variation due to Exchange Rate Effects	11,779		
Reported Biopharma Net Revenues at Constant Currency	**1,419,303**	**1,290,382**	**10.0%**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported Diagnostic Net Revenues	165,013	159,687	3.3%
Variation due to Exchange Rate Effects	2,855		
Reported Diagnostic Net Revenues at Constant Currency	**167,868**	**159,687**	**5.1%**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported Bio Supplies Net Revenues	40,349	28,806	40.1%
Variation due to Exchange Rate Effects	288		
Reported Bio Supplies Net Revenues at Constant Currency	**40,637**	**28,806**	**41.1%**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported Others & Intersegments Net Revenues	50,572	64,025	(21.0%)
Variation due to Exchange Rate Effects	283		
Reported Other & Intersegments Net Revenues at Constant Currency	**50,855**	**64,025**	**(20.6%)**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported U.S. + Canada Net Revenues	979,313	968,722	1.1%
Variation due to Exchange Rate Effects	7,145		
Reported U.S. + Canada Net Revenues at Constant Currency	**986,458**	**968,722**	**1.8%**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported EU Net Revenues	321,871	264,855	21.5%
Variation due to Exchange Rate Effects	(87)		
Reported EU Net Revenues at Constant Currency	**321,784**	**264,855**	**21.5%**

In thousands of euros	Q2 2023	Q2 2022	% Var
Reported ROW Net Revenues	362,274	309,323	17.1%
Variation due to Exchange Rate Effects	8,146		
Reported ROW Net Revenues at Constant Currency	**370,420**	**309,323**	**19.8%**

Q2 2023 Results - 44 - GRIFOLS

Q2 2023 Results - 45 - Net Revenue Reconciliation Constant Currency Excl. Biotest | H1 2023 Annex In thousands of euros H1 2023 H1 2022 % Var Reported Net Revenues 2,967,827 2,711,805 9.4% Variation due to Exchange Rate Effects (46,496) Net Revenues at Constant Currency 2,921,331 2,711,805 7.7% In thousands of euros H1 2023 H1 2022 % Var Reported Biopharma Revenues 2,441,096 2,214,603 10.2% Variation due to Exchange Rate Effects (41,561) Reported Biopharma Net Revenues at Constant Currency 2,399,535 2,214,603 8.4% In thousands of euros H1 2023 H1 2022 % Var Reported U.S. + Canada Net Revenues 1,921,960 1,815,818 5.8% Variation due to Exchange Rate Effects (44,993) Reported U.S. + Canada Net Revenues at Constant Currency 1,876,967 1,815,818 3.4% In thousands of euros H1 2023 H1 2022 % Var Reported EU Net Revenues 489,123 423,289 15.6% Variation due to Exchange Rate Effects (701) Reported EU Net Revenues at Constant Currency 488,422 423,289 15.4% In thousands of euros H1 2023 H1 2022 % Var Reported ROW Net Revenues 556,744 472,698 17.8% Variation due to Exchange Rate Effects (802) Reported ROW Net Revenues at Constant Currency 555,942 472,698 17.6%

Annex

Net Revenue Reconciliation Constant Currency Incl. Biotest | H1 2023

In thousands of euros	H1 2023	H1 2022	% Var
Reported Net Revenues	3,224,946	2,810,092	14.8%
Variation due to Exchange Rate Effects	(45,575)		
Net Revenues at Constant Currency	**3,179,371**	**2,810,092**	**13.1%**

In thousands of euros	H1 2023	H1 2022	% Var
Reported Biopharma Net Revenues	2,698,215	2,312,890	16.7%
Variation due to Exchange Rate Effects	(40,640)		
Reported Biopharma Net Revenues at Constant Currency	**2,657,575**	**2,312,890**	**14.9%**

In thousands of euros	H1 2023	H1 2022	% Var
Reported Diagnostic Net Revenues	341,488	329,436	3.7%
Variation due to Exchange Rate Effects	(2,275)		
Reported Diagnostic Net Revenues at Constant Currency	**339,213**	**329,436**	**3.0%**

In thousands of euros	H1 2023	H1 2022	% Var
Reported Bio Supplies Net Revenues	82,615	52,553	57.2%
Variation due to Exchange Rate Effects	(1,753)		
Reported Bio Supplies Net Revenues at Constant Currency	**80,862**	**52,553**	**53.9%**

In thousands of euros	H1 2023	H1 2022	% Var
Reported Others & Intersegments Net Revenues	102,628	115,213	(10.9%)
Variation due to Exchange Rate Effects	(906)		
Reported Other & Intersegments Net Revenues at Constant Currency	**101,722**	**115,213**	**(11.7%)**

In thousands of euros	H1 2023	H1 2022	% Var
Reported U.S. + Canada Net Revenues	1,922,864	1,816,983	5.8%
Variation due to Exchange Rate Effects	(44,993)		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,877,871**	**1,816,983**	**3.4%**

In thousands of euros	H1 2023	H1 2022	% Var
Reported EU Net Revenues	627,531	473,623	32.5%
Variation due to Exchange Rate Effects	(462)		
Reported EU Net Revenues at Constant Currency	**627,069**	**473,623**	**32.4%**

In thousands of euros	H1 2023	H1 2022	% Var
Reported ROW Net Revenues	674,551	519,486	29.8%
Variation due to Exchange Rate Effects	(121)		
Reported ROW Net Revenues at Constant Currency	**674,430**	**519,486**	**29.8%**

Q2 2023 Results - 46 - GRIFOLS

Q2 2023 Results - 47 - Definition of Non-GAAP Measures and Constant Currency Annex • EBITDA is defined as operating result (EBIT), excluding depreciation of property, plant and equipment, depreciation of right-of-use assets, amortization of intangible assets, and impairments of property, plant and equipment, right-of-use assets and of intangible assets. It is used to evaluate the company's results over time, allowing it to be compared with other companies in the sector. • Adjusted EBITDA is defined as EBITDA, excluding one-offs and items not indicative of our ongoing operating performance, including restructuring and transaction costs. It provides a useful measure for period-to-period comparisons of our business, as it removes the effect of non-recurring items. • EBITDA LTM is defined as EBITDA related to the last 12 months. • Adjusted EBITDA LTM is defined as Adjusted EBITDA related to the last 12 months. • Adjusted EBITDA LTM as per Credit Agreement is defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. • Adjusted Group Profit is defined as group profit, excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs. • Constant currency (cc) excludes exchange rate fluctuations over the period.

Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 27, 2023